[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 26, 2006

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Hughes Communications, Inc.

Amend No. 1 to Form S-1

Filed January 10, 2006

File No. 333-130136

Dear Mr. Spirgel:

On behalf of our client, Hughes Communications, Inc. (the “Company”), enclosed please find four copies of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”) which was filed today via EDGAR with the Securities and Exchange Commission (the “Commission”). Also enclosed are four copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on January 10, 2006. The changes in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated January 20, 2006 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company. Unless otherwise indicated, page numbers and footnotes in the comments and responses refer to pages and footnotes, respectively, of Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 2.

Mr. Larry Spirgel

January 26, 2006

First Amendment to Form S-1

Pro Forma Condensed Consolidated Financial Statements of Hughes Communications, page 38

1.	We note your response to prior comment 17. Please be aware that we are continuing to evaluate your response.

The Company notes your comment.

Pro Forma Condensed Consolidated Statement of Operations, page 40

2.	We note your response to prior comment 20. Since you have replaced the employee benefit and insurance programs that were discontinued by DIRECTV, it does not appear that eliminating these costs in the pro forma income statement provides an appropriate presentation of the continuing impact of the acquisition. Revise to either include an adjustment representing the costs associated with the new programs or delete adjustments #9a and #9b. Further, please revise the footnote disclosure and MD&A to discuss the expected impact on your operating results and liquidity resulting from the changes in these programs.

Pro forma adjustments #9a and #9b have been deleted, and pro forma adjustments #9c and #9d have been included in pro forma adjustments #5 and #6, respectively. Note 3 to the combined consolidated financial statements of HNS, Note 4 to the condensed financial statements of HNS and HNS’ MD&A have been revised to disclose that management believes that the stand-alone costs will not be materially different than the costs reflected in the financial statements.

3.	We note your response to prior comment 21. We continue to believe that the 2004 staff reduction associated with the realignment of the Spaceway program is not directly attributable to this transaction. Please revise to delete pro forma adjustment #10.

Pro forma adjustment #10 has been deleted.

4.	We note your response to prior comment 22. We continue to believe that the impairment associated with the discontinuation of the Spaceway program is not directly attributable to this transaction. Please revise to delete pro forma adjustment #11.

Pro forma adjustment #11 has been deleted.

5.	We note your response to prior comment 23. We continue to believe that the impairment charge should not be excluded from the historical financial statements of HNS for pro forma purposes. Please revise to delete adjustment #12.

Pro forma adjustment #12 has been deleted.

Mr. Larry Spirgel

January 26, 2006

6.	We note your statement in response to prior comment 23 that “had the acquisition not occurred, no impairment charge would have been recorded.” Please tell us in your response letter why you believe that, based upon the preliminary valuation work performed by Duff & Phelps, you would not have recognized an impairment charge if the acquisition had not occurred. Please refer to paragraph 8 of SFAS No. 144.

The Company has considered your comment 5 and has deleted pro forma adjustment #12.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 42

7.	We note your response to prior comment 24. To the extent applicable, please revise the pro forma condensed consolidated statement of operations for the nine months ended September 30, 2005 to comply with the above-mentioned comments for the year ended December 31, 2004.

Pro forma adjustments #9a, #9b and #9f have been deleted.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 45

8.	We note your response to prior comment 25. We note that you have applied push-down accounting to both the original 50% acquisition of HNS in April of 2005 and the acquisition of the remaining 50% in January of 2006. However, your presentation suggests that you are applying push down accounting to the original 50% acquisition as if the purchase had occurred in January 2006, instead of using the actual basis recorded in SkyTerra’s financials statements in April 2005. To help us better understand the accounting treatment for both transactions and your pro forma presentation, please provide us with a detailed schedule depicting the accounting entries made to record the initial purchase of HNS by SkyTerra, including sufficient explanatory notes and the accounting literature that was relied upon to record this transaction. Please provide the same information for the acquisition of the remaining 50% interest in HNS by Hughes Communications.

Following the April 2005 acquisition of 50% of the Class A membership interests of HNS, SkyTerra accounted for its investment in HNS under the equity method. As shown on Exhibit A (provided supplementally), SkyTerra calculated a $7.2 million difference between the cost of its investment and its proportionate share of the underlying net assets of HNS on the date of the acquisition. In accordance with paragraph 44 of

Mr. Larry Spirgel

January 26, 2006

SFAS No. 141, this difference was attributed to certain long-lived assets of HNS and was amortized by SkyTerra over the remaining useful lives of such long-lived assets on a straight line basis.

The presentation of the purchase price allocation has been condensed in the footnote describing pro forma adjustment #8. As a controlling interest was acquired in two separate transactions on different dates (i.e., a step acquisition), the costs were determined separately for the percentage of ownership interests in the net assets acquired as of each of those dates. Please see Exhibit B and the footnotes thereto (provided supplementally) for the entries recorded to push down the purchase price at each acquisition date.

9.	Further, please revise to separately disclose the components of the purchase price for each transaction mentioned above, including the amounts attributed to cash and equity securities.

The footnote describing pro forma adjustment #8 has been revised to separately disclose the components of the purchase price for each transaction.

10.	We note your response to prior comment 26. Revise to clarify that negative goodwill results from a purchase price that is less than the fair value of acquired tangible and intangible assets and liabilities. Disclose the factors that contributed to a purchase price that resulted in the recognition of negative goodwill.

The footnote describing pro forma adjustment #8 has been revised to disclose the factors that contributed to a purchase price that resulted in the recognition of negative goodwill.

Director and Executive Compensation, page 125

11.	Please update your executive compensation and related party transactions disclosures for the fiscal year ended December 31, 2005.

The executive compensation disclosure has been revised to include information for the year ended December 31, 2005. The disclosure of related party transactions already incorporated information for the year ended December 31, 2005.

2006 Equity and Incentive Plan, page 127

12.	We note your response to prior comments 35 and 36 and your disclosure that “certain” holders of SkyTerra stock options will receive stock options in the company. Please clarify who these “certain” holders are and, if true, why certain, rather than all, the holders of SkyTerra stock options are receiving stock options in the company.

Mr. Larry Spirgel

January 26, 2006

Pursuant to SkyTerra’s existing 1998 Long Term Incentive Plan, the compensation committee of board of directors of SkyTerra is required to make an equitable adjustment to the terms of options issued under that plan in the event a special, large and non-recurring dividend or distribution affects SkyTerra’s common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of the participants under such plan. SkyTerra’s compensation committee has discretion to make such an adjustment to any option issued under the plan by adjusting the number and kind of shares that may be issued in respect of outstanding options or the exercise price relating to such options.

Pursuant to this provision, SkyTerra’s compensation committee has indicated that holders of stock options issued under the plan who are current members of SkyTerra’s management and board of directors, as well as consultants and former directors who were involved with SkyTerra’s acquisition of HNS, will receive options to purchase the Company’s common stock in lieu of a larger reduction in the exercise price (and/or increase in the number) of SkyTerra options, which is the expected to be the manner in which all other SkyTerra options outstanding under the plan will be adjusted. The section captioned “2006 Equity and Incentive Plan” on page 127 of Amendment No. 2 has been revised to provide additional disclosure regarding the receipt by SkyTerra option holders of options to purchase the Company’s common stock.

Financial Statements

13.	We note your response to prior comment 38. We continue to believe that you are required to include audited financial statements of the registrant, Hughes Communications, Inc. Also disclose in the notes to the financial statements all contingent liabilities and commitments resulting from the separation and tax sharing agreements with SkyTerra.

The audited financial statements of Hughes Communications, Inc., which include disclosure regarding the agreements with SkyTerra, have been included in Amendment No. 2.

Financial Statements of Hughes Network Systems

Note 3. Basis of Presentation, page F-66

14.	We note your response to prior comment 41. In accordance with question 2 of SAB Topic 1:B, please revise to disclose management’s estimate of what the expenses would have been on a stand-alone basis. If it is not practicable to estimate the amounts, explain why.

Note 3 to the combined consolidated financial statements of HNS and Note 4 to the condensed financial statements of HNS have been revised to indicate that management believes that costs incurred on a stand-alone basis will not be materially different than costs included in the financial statements.

Mr. Larry Spirgel

January 26, 2006

15.	We note your response to prior comment 42. Please revise Note 3 on page F-66 to be consistent with the revised disclosures you provided in Note 4, which is found on page F-90.

Note 3 to the combined consolidated financial statements of HNS has been revised to be consistent with the disclosures in Note 4 to the condensed financial statements of HNS.

16.	We note your response to prior comment 43. It appears that the line item for net capital contributions and distributions to parent on page F-64 reflect funding arrangements through inter-company accounts. Please include in the notes to the financial statements an analysis of the activity in the capital contributions and distributions account and the average balance due to or from the parent for each period an income statement is presented. Refer to Question 4 of SAB Topic 1:B.

Note 16 to the combined consolidated financial statements of HNS has been revised to disclose information required by Question 4 of SAB Topic 1:B.

Note 4: Basis of Presentation and Summary of Significant Accounting Policies

Stock-Based Compensation, page F-92

17.	We refer to the Class B equity interests of HNS issued in the second quarter of 2005. Please tell us in your response letter how you determined that these equity interests had no value on the date of grant. In your response, please include the number of shares issued, the date of issuance, and the significant factors, assumptions, and methodologies used in determining the fair value of such interests. Please also tell us specifically which accounting literature you relied upon in your basis for determining the appropriate accounting treatment and how you have complied with the disclosure requirements of SFAS No. 123.

Pursuant to the HNS Amended and Restated LLC Agreement, holders of Class B membership interests are entitled to their pro rata share of the appreciation in the value of HNS following distributions to the Class A membership holders of amounts equal to the initial capital accounts of such Class A holders as determined by the purchase price in the April 22, 2005 acquisition. Immediately following closing of such acquisition, on April 23, 2005, HNS issued 4,150 Class B membership interests. On June 20, 2005, HNS issued an additional 600 Class B membership interests. HNS accounted for the issuance of these membership interests in accordance with SFAS No. 123 which requires entities to expense the fair value on the date of grant over the requisite service period. As there were no events or other changes in the underlying business from the April 2005

Mr. Larry Spirgel

January 26, 2006

acquisition through June 2005 that indicated that HNS had increased in value subsequent to the acquisition, HNS attributed nominal value to each Class B membership interest. The disclosure in Note 4 of the condensed consolidated financial statements of HNS has been revised to reflect the Company’s determination that the Class B equity interests had nominal value at the date of issuance.

The disclosure requirements of SFAS No. 123 with respect to the Class B membership units are included under the section titled “Stock-Based Compensation” on page F-92. The policy disclosure requirements contained in paragraph 45 are met in the first paragraph on page F-92 in which HNS discloses that it adopted the fair value based method (paragraph 45(a)) using the prospective method of adoption (paragraph 45(b)). As HNS accounts for the Class B membership interests under the fair value based method, paragraph 45(c) is not applicable. The requirements of paragraph 46, 47(c) and 47(e) are contained in the second paragraph on page F-92 in which HNS discloses more details of the Class B membership interests, including their general terms and vesting schedules. Although HNS did not specifically state the number of units issued, the disclosure does include the percentage of future appreciation of HNS attributed to the Class B membership interests.

18.	We refer to the “Plan” adopted in July 2005 by HNS. Please tell us in your response letter how many bonus units have been issued, the date(s) of issuance, and how you have accounted for those units. In your response, please include the number of shares issued, the date of issuance and the significant factors, assumptions, and methodologies used in determining the fair value of such interests. It appears that since SkyTerra acquired the remaining 50% of HNS, the vested shares would have been converted into common shares of SkyTerra. Please confirm and also tell us what will happen to those shares that were not vested on the date of acquisition. Please also tell us how you have complied with the disclosure requirements of SFAS No. 123.

On July 15, 2005, all of the 4,400,000 bonus units available for grant pursuant to the plan were issued to HNS employees. HNS accounted for the issuance of these bonus units under SFAS No. 123 which requires entities to expense the fair value on the date of grant over the requisite service period. Pursuant to the plan, bonus units are entitled to their pro rata share of the appreciation in the value of HNS in excess of the purchase price paid by SkyTerra for Class A membership interests. As described below, HNS ascribed $1.2 million of value to the bonus units issued in July 2005 and is amortizing such expense over a five year period from issuance. The fair value of the bonus units is calculated as follows (amounts in millions, except percentages):

Fair market value of SkyTerra Class A membership interests of HNS equity on grant date	$84.4 (a)
SkyTerra capital contributions	55.2
Appreciation as of grant date	29.2
Percentage attributable to bonus units	4.6%
Appreciation attributable to bonus units	1.4
Percentage of units expected to vest (i.e., net of estimated forfeitures)	87%
Fair value calculated in accordance with SFAS No. 123	$1.2

(a)	Unlike at the time of the determination of the fair value of the Class B membership interests, objective evidence existed at the time of the determination of the fair value of the bonus units that appreciation in the equity value of HNS had occurred. SkyTerra and DTV Networks had begun negotiations which led to the November 10, 2005 purchase agreement whereby the Company acquired the remaining 50% of the Class A membership interests of HNS. Accordingly, an equity value of $168.8 million was imputed for HNS using a straight-line between the $110.4 million implied equity value on December 3, 2004 when SkyTerra agreed to purchase 50% of the Class A membership interests and the $200.0 million implied equity value on November 10, 2005 when the Company agreed to purchase the remaining 50% of the Class A membership interests.

Mr. Larry Spirgel

January 26, 2006

Note 5 to the condensed consolidated financial statements of SkyTerra and Note 4 to the condensed financial statements of HNS have been revised to clarify that if a participant in the plan is still employed by HNS on April 22, 2008, then, at such time, the participant’s vested bonus units would be exchanged for the Company’s common stock. A second exchange will take place April 22, 2010 for participants in the plan still employed by HNS at such time.

The disclosure requirements of SFAS No. 123 with respect to the bonus units are included under the section titled “Stock-Based Compensation” on page F-92. The disclosure requirements contained in paragraph 45 are met in the first paragraph on page F-92 in which HNS discloses that it adopted the fair value based method (paragraph 45(a)) using the prospective method of adoption (paragraph 45(b)). As HNS accounts for the bonus units under the fair value based method, paragraph 45(c) is not applicable. The requirements of paragraph 46 are contained in the third paragraph on page F-92 in which HNS discloses the details of the bonus units, including their general terms and vesting schedules. The third paragraph on page F-92 has been revised to disclose the fair value of the bonus units on the grant date in accordance with paragraph 47(c) and the amount of compensation cost recognized in accordance with paragraph 47(e). Although HNS did not specifically state the number of bonus units issued, the disclosure does include the percentage of future appreciation of HNS represented by the bonus units.

*        *        *        *

Mr. Larry Spirgel

January 26, 2006

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-2918. Questions regarding the responses to the accounting comments contained in the Comment Letter should be directed to Mr. Craig Kaufmann at (212) 730-7570.

Very truly yours,
/s/ Gregory A. Fernicola
Gregory A. Fernicola

cc:	Mr. Robert C. Lewis, Hughes Communications, Inc.
Mr. Derek Swanson